UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 33-80178

INTERIM FINANCIAL RESULTS FOR THE PERIOD ENDED JUNE 26, 2004

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

TEMBEC INDUSTRIES INC.

Filed in this Form 6-K

Documents index

  Management's Discussion and Analysis for the quarter ended June 26, 2004

  Consolidated Financial Statements

  Certifications pursuant to Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings

TEMBEC INDUSTRIES INC.

Management's Discussion and Analysis
for the quarter ended June 26, 2004

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec Industries Inc.'s (Tembec) financial performance during its third quarter ended June 26, 2004. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended June 26, 2004 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 27, 2003. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization and other non-operating expenses.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.

OVERVIEW

                                                                                                                     Quarterly Results ($ millions)

On October 28, 2003, the Company acquired all of the assets of a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio for cash consideration of $8.5 million. Depending on the financial performance of the operation over the five-year period following the purchase, the seller may be entitled to an additional payment of up to US $3 million.

On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre, Québec, from Nexfor Inc. for cash consideration of $59.1 million.

On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau, Ontario from Weyerhaeuser Company Limited for cash consideration of $25.4 million.

June Quarter 2004 vs June Quarter 2003

The Company generated EBITDA of $91.4 million on sales of $1,030.0 million compared to EBITDA of $12.2 million on sales of $808.9 million in the June 2003 quarter. The increase in gross sales of $221.1 million is due to higher volumes and selling prices in all three main businesses, Forest Products, Pulp and Paper. The increase in selling prices was mitigated by a stronger Canadian $, which averaged US $0.736, an increase of approximately 3% over the US $0.716 in the year ago quarter. The $79.2 million increase in EBITDA was driven by the improved profitability of our Forest Products and Pulp businesses. These items are discussed in more detail in the segmented review that follows.

Interest, foreign exchange and financing expense improved by $43.4 million in total. The following table summarizes major items:

Interest on indebtedness declined by $1.5 million primarily as a result of the stronger Canadian $. Approximately 96% of the Company's debt is US $ denominated.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the earnings statement as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the current fiscal year. As a result, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of the fiscal year. The same amount was also recognized as an asset on the balance sheet.

The following table summarizes the change in the deferred gain on foreign exchange contracts during the quarter:

The following table summarizes the change in the market value of derivative financial instruments during the quarter:

During the June 2004 quarter, the Company recorded a loss of $38.5 million on the translation of its US $ denominated debt as the relative value of the Canadian $ decreased from 0.758 US $ to 0.741 US $. In the comparable period, a year ago, the Canadian $ had strengthened from 0.679 US $ to 0.743 US $, and the Company had recorded a gain of $153.3 million. The after-tax impact of the loss on translation of foreign denominated debt was $32.3 million as compared to the prior year after-tax gain of $128.3 million.

The Company generated a net loss of $12.3 million compared to net earnings of $70.3 million in the corresponding quarter of the prior year.

Nine months ended June 2004 vs nine months ended June 2003

The Company generated EBITDA of $82.5 million on sales of $2,683.5 million compared to EBITDA of $42.9 million on sales of $2,507.5 million in the nine month period ending June 2003. The increase in gross sales of $176.0 million is due primarily to higher volumes and selling prices in Forest Products, higher volumes in Pulp, partially offset by lower selling prices in Paper. Despite higher US $ reference prices in all three main business segments, actual average prices were negatively impacted by a stronger Canadian $, which averaged 0.751 US $, an increase of approximately 12% over the 0.672 US $ in the year ago period. The $39.6 million increase in EBITDA was driven by the improved profitability of our Forest Products business, with lower margins in the Pulp and Paper segments providing a partial offset. These items are discussed in more detail in the segmented review that follows.

Interest, foreign exchange and financing expense improved by $205.8 million in total. The following table summarizes major items:

Interest on indebtedness declined by $9.4 million primarily as a result of the stronger Canadian $. Approximately 96% of the Company's debt is US $ denominated.

The Company realized a gain of $22.7 million on the sale of shares of a Canadian publicly traded forest products company, Slocan Forest Products. The shares were acquired in 2002 and subsequently appreciated significantly in value in December 2003, the result of Slocan's acquisition by Canfor Corporation.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the earnings statement as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the current fiscal year. As a result, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of the fiscal year. The same amount was also recognized as an asset on the balance sheet.

The following table summarizes the change in the deferred gain on foreign exchange contracts during the first nine months of fiscal 2004:

The following table summarizes the change in the market value of derivative financial instruments during the first nine months of fiscal 2004:

During the nine month period ended June 2004, the Company recorded a gain of $3.1 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from 0.739 US $ to 0.741 US $. In the comparable period, a year ago, the Canadian $ had strengthened from 0.634 US $ to 0.743 US $, and the Company had recorded a gain of $271.9 million. The after-tax impact of the gain on translation of foreign denominated debt was $2.6 million as compared to the prior year after-tax gain of $227.7 million.

The Company generated a net loss of $18.6 million compared to net earnings of $62.4 million in the corresponding period of the prior year.

FOREST PRODUCTS

                                                                                                                     Quarterly Results

June Quarter 2004 vs June Quarter 2003

The Forest Products segment generated EBITDA of $55.0 million on sales of $357.8 million. This compares to negative EBITDA of $22.5 million on sales of $213.9 million in the comparable quarter of the prior year. Gross sales of SPF lumber increased by $104.7 million as a result of higher volumes and selling prices. US $ reference prices for random lumber were up by approximately US $185 per mfbm, while reference prices for stud lumber improved by US $115 per mfbm. A portion of the increase was offset by a stronger Canadian $, which averaged approximately 3% higher versus the US $. As a result, the average selling price of SPF lumber increased by $136 per mfbm from the year ago quarter. Gross sales of OSB increased by $15.7 million primarily as a result of higher prices. Average OSB selling prices increased by $41 per msf, 84% higher than in the June 2003 quarter. The margins in Forest Products were subject to higher lumber export duties. During the quarter, countervailing and antidumping duties totalled $34.3 million, up from $19.3 million incurred in the June 2003 quarter. The higher selling prices combined with increased shipments of lumber to the US generated the increase.

Nine months ended June 2004 vs nine months ended June 2003

The Forest Products segment generated EBITDA of $69.6 million on sales of $846.1 million. This compares to negative EBITDA of $40.5 million on sales of $682.3 million in the comparable period of the prior year. US $ reference prices for random lumber were up by approximately US $130 per mfbm while prices for stud lumber improved by a more modest US $66 per mfbm. However, the increase was partially offset by a stronger Canadian $, which averaged approximately 12% higher versus the US $. The average price of SPF lumber increased by $54 per mfbm from the year ago period. Gross sales of OSB increased by $42.8 million as a result of higher prices. Average OSB selling prices increased $40 per msf, 105% higher than in the nine month period ended in June 2003. Countervailing and antidumping duties totalled $75.7 million, up from $59.3 million incurred in the year ago period. Additional details regarding countervailing and antidumping duties are outlined in note 3 of the interim consolidated financial statements.

PULP

                                                                                                                                             Quarterly Results

June Quarter 2004 vs June Quarter 2003

The Pulp segment generated EBITDA of $44.0 million on sales of $377.3 million for the quarter ended June 2004, compared to EBITDA of $30.0 million on sales of $328.5 million in the June 2003 quarter. Higher shipments in all grades in pulp increased sales by $31.7 million. Higher US $ reference prices for NBSK pulp was partially offset by a stronger Canadian $, which averaged approximately 3% higher versus the US $. In total, higher Canadian $ selling prices increased sales and EBITDA by $16.9 million or $32 per tonne sold. Total downtime in the quarter was 20,500 tonnes compared to 4,000 tonnes in the year ago quarter.

Nine months ended June 2004 vs nine months ended June 2003

The pulp segment generated EBITDA of $37.2 million on sales of $1,006.7 million for the nine month period ended June, 2004, compared to EBITDA of $53.8 million on sales of $960.8 million in the comparable period a year ago. Higher shipments, primarily high yield pulp, increased sales by $44.5 million. Higher US $ reference prices for all grades of pulp were offset by the negative impact of the stronger Canadian $ which averaged approximately 12% higher versus the US $. The increase in high yield pulp shipments also led to a lower value sales mix. In total, higher Canadian $ selling prices increased sales and EBITDA by $1.2 million or $1 per tonne sold. Total downtime in the period was 65,400 tonnes compared to 45,600 tonnes in the year ago period. The current period includes 23,100 tonnes lost due to the flooding of the Tarascon pulp mill located next to the Rhône River in southern France. This event, along with annual millwide maintenance shutdowns at the mills in Skookumchuck, BC and Smooth Rock Falls, Ont., led to higher manufacturing costs.

PAPER

                                                                                                                     Quarterly Results

June Quarter 2004 vs June Quarter 2003

The Paper segment generated negative EBITDA of $12.6 million on sales of $207.0 million. This compares to EBITDA of $1.2 million on sales of $186.6 million in the same quarter a year ago. Higher shipments, primarily coated papers, increased sales by $16.9 million. Higher US $ reference prices for newsprint were partially offset by a stronger Canadian $, which averaged approximately 3% higher versus the US $. Overall, higher Canadian $ selling prices increased sales and EBITDA by $3.5 million or $14 per tonne sold. The segment's operating performance was negatively impacted by higher manufacturing costs, primarily for purchased energy at its Canadian paper mill operations.

Nine months ended June 2004 vs nine months ended June 2003

The Paper segment generated negative EBITDA of $31.5 million on sales of $590.6 million. This compares to positive EBITDA of $14.2 million on sales of $621.3 million in the comparable nine-month period a year ago. Although US $ reference prices were higher, prices declined as a result of the stronger Canadian $ which averaged approximately 12% higher versus the US $. The lower Canadian $ selling prices reduced sales and EBITDA by $41.9 million or $58 per tonne sold. The segments operating performance was negatively impacted by higher manufacturing costs, primarily purchased energy at its Canadian paper mill operations. However, this was more than offset by the stronger Canadian $ which reduced the reported manufacturing costs of the St-Francisville paper mill.
FINANCIAL POSITION

Cash flow from operations before working capital changes for the first nine months of fiscal 2004 was $196.9 million, a $184.2 million improvement from the comparable period last year. The higher cash flow is due primarily to a $75.9 million increase in proceeds on sale of derivative financial instruments and a $39.6 million increase in EBITDA. For the nine month period ended June 2004, non-cash working capital items used $14.2 million, as compared to $14.2 million generated by the same items in the prior year. After allowing for net fixed asset additions of $83.4 million, "free cash flow" was $113.5 million versus a negative amount of $81.5 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

In response to the decline in EBITDA, the Company has continued to curtail capital expenditures to minimum levels. During the nine month period, net fixed asset additions totalled $83.4 million compared to $94.2 million in the comparable period a year ago. The amount spent is equal to 49% of fixed asset depreciation and 3.1% of gross sales.

At the end of June 2004, Tembec had cash and derivative financial instruments of $169.2 million plus unused operating lines of $286.1 million. At the date of the last audited financial statements, the Company had cash and temporary investments of $114.3 million and unused operating lines of $298.3 million. As well, the mark to market of its derivative financial instruments was $223.4 million.

TEMBEC INDUSTRIES INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars, unless otherwise noted)

June 26, 2004	Sept. 27, 2003 audited	June 28, 2003
Assets			
Current Assets:			
Cash and cash equivalents	**$ 81.9**	$ 87.6	$ 99.6
Temporary investments	**-**	26.7	26.7
Derivative financial instruments	**47.8**	-	-
Accounts receivable	**481.3**	438.9	411.2
Due from parent company Tembec Inc.	**19.9**	19.2	20.0
Inventories	**567.5**	496.7	538.5
Prepaid expenses	**25.3**	14.6	18.1
	1,223.7	1,083.7	1,114.1
Derivative financial instruments	**39.5**	-	-
Investments	**5.1**	4.1	4.9
Fixed assets	**2,385.2**	2,392.4	2,417.9
Other assets	**258.5**	280.5	261.5
Goodwill	**26.4**	26.4	36.5
	$ 3,938.4	$ 3,787.1	$ 3,834.9
Liabilities and Shareholders' Equity			
Current Liabilities:			
Operating bank loans	**$ 48.0**	$ 30.4	$ 32.2
Accounts payable and accrued charges	**517.1**	453.3	483.5
Current portion of deferred gain on foreign exchange contracts	**137.5**	56.4	-
Current portion of long-term debt (note 4)	**6.7**	27.8	34.8
	709.3	567.9	550.5
Long-term debt (note 4)	**1,760.4**	1,767.1	1,760.4
Deferred gain on foreign exchange contracts	**60.1**	25.8	-
Other long-term liabilities and credits	**130.8**	121.1	162.0
Future income taxes	**202.3**	211.6	196.4
Minority interest	**8.0**	7.5	7.9
Redeemable preferred shares	**16.6**	16.6	16.6
Shareholders' equity:			
Share capital	**741.4**	741.4	761.4
Contributed surplus	**2.9**	2.9	2.9
Cumulative exchange translation of foreign subsidiaries	**(3.0)**	(3.0)	(3.0)
Retained earnings	**309.6**	328.2	379.8
	1,050.9	1,069.5	1,141.1
	$ 3,938.4	$ 3,787.1	$ 3,834.9

TEMBEC INDUSTRIES INC. CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and nine months ended June 26, 2004 and June 28, 2003
(unaudited) (in millions of dollars, unless otherwise noted)
TEMBEC INDUSTRIES INC. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters and nine months ended June 26, 2004 and June 28, 2003
(unaudited) (in millions of dollars, unless otherwise noted)
TEMBEC INDUSTRIES INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and nine months ended June 26, 2004 and June 28, 2003
(unaudited) (in millions of dollars, unless otherwise noted)
TEMBEC INDUSTRIES INC. CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended June 26, 2004 and June 28, 2003
(unaudited) (in millions of dollars, unless otherwise noted)

TEMBEC INDUSTRIES INC. CONSOLIDATED BUSINESS SEGMENT INFORMATION

Nine months ended June 26, 2004 and June 28, 2003
(unaudited) (in millions of dollars, unless otherwise noted)

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 27, 2003.

Changes in accounting policies

Effective September 28, 2003 the Company adopted the new recommendations of Section 3063 of the CICA with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. There was no impact on the financial statements.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting for trading speculative or non-hedging derivative financial instruments. The abstract addresses the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. The financial statements prospectively account for derivative financial instruments on a mark to market valuation basis and the deferred gain recognized at the beginning of the fiscal year will be amortized into income based on the original maturity dates of the derivative financial instruments.

In February 2003, the CICA issued accounting guideline AcG-14 on the financial statement disclosures to be made by a guarantor relative to its obligations under guarantees. Effective December 29, 2002 the Company adopted the new guideline.

Effective September 29, 2002, the Company adopted the new recommendations of Section 3062 of the CICA with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. During the March 2003 quarter, the Company completed the required transitional impairment test as at September 29, 2002 and found no impairment of goodwill. During the September 2003 quarter, the Company completed the first required annual impairment test of goodwill and did find impairment of $10.1 million.

Effective September 29, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the CICA with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of the unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. As a result of the adoption of these recommendations, retained earnings decreased by $31.2 million as of September 28, 2002.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Significant accounting policies (cont.)

  Business of the Company

  The Company operates an integrated forest products business. The business includes five reportable segments, which are operated separately due to the nature of products and processes. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The forest products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The paper segment consists primarily of production and sales of newsprint and coated papers, while the coated bleached board operations are under the paperboard segment. The chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.

  Acquisitions and Business Combinations

2004

On October 28, 2003, the Company acquired all of the assets of BTLSR Toledo Inc ("BTLSR") a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio (USA). Depending on the financial results of BTLSR, the seller is entitled to a maximum Contingent Value Right (CVR) payment, over the five-year period following the sale, of US $3.0 million (Canadian $3.9 million).

On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre ("La Sarre Senneterre"), Quebec from Nexfor Inc.

On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau ("Chapleau"), Ontario from Weyerhaeuser Company Limited.

2003

During the March 2003 quarter, the Company finalized the purchase of two sawmills located in France. Brassac S.A.S., ("Brassac") which purchased the sawmills, is 75% owned by Tembec SA, a wholly owned subsidiary of the Company.

On September 30, 2002, the Company acquired the remaining 51% interest in 3626776 Canada Inc. The numbered company had previously acquired a formaldehyde plant and entered into a capital lease arrangement with a wholly-owned subsidiary of Tembec, ARC Resins International Corp.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Acquisitions and Business Combinations (cont.)

  Details of the acquisitions are as follows:

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Figures in tables are in millions of dollars, unless otherwise noted)

  Commitments and contingencies

  Countervailing and antidumping duties

  In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

  Countervailing duty

  Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred relating to lumber shipments to the US between September 29, 2002 and September 27, 2003. A charge of $21.6 million was incurred during the June 2004 quarter relating to lumber shipment to the U.S. between March 28, 2004 and June 26, 2004. On a year to date basis, a charge of $45.5 million was incurred relating to lumber shipments to the U.S. between September 28, 2003 and June 26, 2004. The Company is currently remitting cash deposits to cover the applicable duty.

  Antidumping duty

  Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $12.7 million was incurred during the June 2004 quarter relating to lumber shipment to the U.S. between March 28, 2004 and June 26, 2004. On a year to date basis, a charge of $30.2 million was incurred relating to lumber shipments to the U.S. between September 28, 2003 and June 26, 2004. The Company is currently remitting cash deposits to cover the applicable duty.

  The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, the North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations are being appealed.

  The expense for countervailing and antidumping duties is recorded as a sales deduction in the Company's financial statements, thereby reducing consolidated net sales and Forest Products net sales in segmented information.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Commitments and contingencies (cont.)

  The following table summarizes the quarterly impact of the aforementioned duties on the Company's financial results:

  Long-term debt

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Interest, foreign exchange, and other

  Income Taxes
TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  EBITDA

  EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

  In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings prior to the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

  Comparative figures

  Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

  Form 52-109FT2 - Certification of Interim Filings during Transition Period

  I, Frank A. Dottori, President and Chief Executive Officer of Tembec Industries Inc., certify that:

    I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tembec Industries Inc., (the issuer) for the interim period ending June 26, 2004;
    Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
    Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

  July 19, 2004

  (Signed) Frank A. Dotori
  Frank A. Dottori
  President and Chief Executive Officer

  Form 52-109FT2 - Certification of Interim Filings during Transition Period

  I, Michel Dumas, Executive Vice President, Finance and Chief Financial Officer of Tembec Industries Inc., certify that:

    I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tembec Industries Inc., (the issuer) for the interim period ending June 26, 2004;

    Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

    Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

  July 19, 2004

  (Signed) Michel Dumas
  Michel Dumas
  Executive Vice President, Finance and Chief Financial Officer

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  TEMBEC INDUSTRIES INC.

  signed: Claude Imbeau___________________
  Claude Imbeau
  Vice-President, General Counsel and Secretary

  Date: August 3, 2004